FOLEY & LARDNER LLP ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	January 6, 2006	WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com Email
Via Edgar		CLIENT/MATTER NUMBER 038584-0102
Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Whiting Petroleum Corporation
Registration Statement on Form S-4
Filed November 23, 2005
File No. 333-129942

Form 10-K For the Fiscal Year Ended December 31, 2004
Filed February 28, 2005
File No. 01-31899
Dear Mr. Schwall:
     On behalf of our client, Whiting Petroleum Corporation (the “Company”), we are submitting the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated December 22, 2005 in connection with the Staff’s review of the above-referenced filings. We have repeated the comments of the Staff in the letter dated December 22, 2005 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.
     If the Company’s responses are satisfactory, the Company respectfully requests that the changes to its Form 10-K be allowed to be made prospectively in the Company’s next Form 10-K filing for the fiscal year ended December 31, 2005, which the Company plans to file in late February 2006 rather than retroactively in an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2004. While the Company believes that many of the comments suggest good voluntary disclosure for future filings, it believes that such comments are not sufficiently material to the Company’s overall historical disclosure to require an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2004.
     Enclosed please find a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-4, which was filed today via EDGAR with the Commission. The amendment has been marked to reflect changes from the original Registration Statement on Form S-4 filed with the Commission on November 23, 2005.

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA WEST
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	PALM BEACH

Mr. H. Roger Schwall
January 6, 2006

Form S-4
General
1.	Provide current and updated disclosure and updated accountants’ consents with each amendment.
     Company Response:
     The Company has included updated disclosure in its Amendment No. 1 to the Registration Statement on Form S-4, specifically in response to the Staff’s Comments 3, 4 and 5 below, which impact disclosure in the Registration Statement on Form S-4, and filed updated accountants’ consents as exhibits to the amendment.
2.	Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed.
     Company Response:
     The Company acknowledges and understands the Staff’s comment.
Form 10-K for the Fiscal Year Ended December 31, 2004
Business
Overview, page 3
3.	We note your disclosure of “Pre-Tax PV10%” here and elsewhere in your document. Please address the following:
•	Describe in greater detail, how the measure is calculated.

•	Clarify where or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS 69;

•	If the ratio does not use data determined in accordance with FAS 69, please identify the source of the data;

•	Indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

•	if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K;

Mr. H. Roger Schwall
January 6, 2006

•	if you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm;

•	disclose how management uses this measure; · disclose the limitations of this measure; and,

•	indicate whether your measure is comparable to other like measures disclosed by other companies.
     Company Response:
     The Company calculates Pre-Tax PV10% the same as it calculates its standardized measure of discounted future net cash flows relating to proved oil and gas reserves except that it is determined without deducting future income tax expense. The information the Company uses to calculate Pre-Tax PV10% is therefore derived directly from data (i.e., future cash flows and future production and development costs) determined in accordance with FAS 69. The Company notes that a definition of Pre-Tax PV10% is set forth in page 2 of the Form 10-K.
     The Company historically has believed that Pre-Tax PV10% is not a non-GAAP measure. The data used to calculate this measure is taken directly from information required to be presented under GAAP. Item 10(e)(4) of Regulation S-K excludes from the definition of non-GAAP financial measures ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP. Thus, if the components of Pre-Tax PV10% are required to be disclosed under GAAP pursuant to FAS 69, then the Pre-Tax PV10% should not be characterized as a non-GAAP measure. In addition, Pre-Tax PV10% is not a non-GAAP financial measure, as defined by Item 10(e)(2) of Regulation S-K, because Pre-Tax PV10% does not exclude amounts that are included in the most directly comparable GAAP measure in the statement of income, balance sheet or statement of cash flows. Rather, Pre-Tax PV10% excludes amounts that are included in a GAAP measure, which is in the unaudited FAS 69 Disclosures about Oil and Gas Producing Activities. The Company also notes that its Registration Statement on Form S-1 for its initial public offering, which was filed and became effective (November 2003) after the Commission’s rules on non-GAAP measures became effective, contained the same Pre-Tax PV10% disclosures as in the Company’s Form 10-K for the fiscal year ended 2004, and that the Company has continued to use those same disclosures.
     However, the Company acknowledges that there have been developments in interpretations of what constitutes non-GAAP measures since the Commission’s rules on non-GAAP measures became effective. Furthermore, while the Company believes Pre-Tax PV10% is a widely accepted industry standard measure of reporting used by many issuers and not treated as a non-GAAP measure by many issuers, the Company has also become aware that certain issuers are taking the view that Pre-Tax PV10% may be considered a non-GAAP measure.

Mr. H. Roger Schwall
January 6, 2006

     Accordingly, the Company will make the following modifications regarding Pre-Tax PV10% disclosures beginning with its Form 10-K for the fiscal year ended December 31, 2005 in response to the remainder of the Staff’s comments above (and has made such modifications in Amendment No. 1 to the Company’s Form S-4 Registration Statement on pages 1, 2, A-1 and A-2):
•	To the extent Pre-Tax PV10% measures are included in the Form 10-K, the Company will also state the corresponding standardized measure of discounted future net cash flows with equal prominence and discounted future income tax expense, thus providing a reconciliation between the Pre-Tax PV10% measure and the standardized measure of discounted future net cash flows.
•	The Company will also include the following disclosure: “Pre-Tax PV10% may be considered a non-GAAP financial measure as defined by the SEC and is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. Pre-Tax PV10% is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting future income taxes. The Company believes Pre-Tax PV10% is a useful measure for investors for evaluating the relative monetary significance of the Company’s oil and natural gas properties. The Company further believes investors may utilize the Company’s Pre-Tax PV10% as a basis for comparison of the relative size and value of the Company’s reserves to other companies because many factors that are unique to each individual company impacts the amount of future income taxes to be paid. The Company’s management uses this measure when assessing the potential return on investment related to the Company’s oil and natural gas properties and acquisitions. However, Pre-Tax PV10% is not a substitute for the standardized measure of discounted future net cash flows. The Company’s Pre-Tax PV10% and the standardized measure of discounted future net cash flows do not purport to present the fair value of the Company’s oil and natural gas reserves.”
•	The Company will continue to include the definition of Pre-Tax PV10% contained on page 2 of the Form 10-K, but will also cross-reference in that definition the disclosure contained in the bullet point above.
Selected Financial Data, page 23
4.	Please modify your presentation to disclose all statement of cash flow measures to provide investors with a more balanced presentation. Refer to FRC 202.03.
     Company Response:
     The Company will modify its presentation of cash flow information in its Selected Financial Data beginning with the Form 10-K for the fiscal year ended December 31, 2005 to present the following cash flow measures for all years presented (and has made such modifications in Amendment No. 1 to the Company’s Form S-4 Registration Statement on pages 18 and 53):

Mr. H. Roger Schwall
January 6, 2006

•	Net cash provided by operating activities

•	Net cash used in investing activities

•	Net cash provided by financing activities
Financial Statements
Statement of Operations
5.	We note that the nature of the line items under the caption revenue include income items that are not generally characterized as revenue. Please revise your caption to one that more accurately describes the nature of the items included in that subtotal.
     Company Response:
     The Company will revise the revenue caption in its statements of income beginning with the Form 10-K for the fiscal year ended December 31, 2005 to state “Revenues and Other Income” (and has made such revision in Amendment No. 1 to the Company’s Form S-4 Registration Statement on pages 14, 18, 47, 48 and 53).
Note 1 — Summary of Significant Accounting Policies
Revenue Recognition, page 50
6.	Your accounting policy pertaining to the entitlements method to record natural gas revenues is unclear. Specifically the statements that reads, “...regardless of whether the Company has taken its share of the related revenue.” Please provide us with an understanding of how this statement is pertinent to the entitlement method.
     Company Response:
     The Company will modify its disclosure in the Summary of Significant Accounting Policies under “Revenue Recognition” in its Form 10-K for the fiscal year ended December 31, 2005 as follows to clarify this accounting policy:
“Revenues from the production of natural gas properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest (entitlement method).”
7.	Please modify your policy disclosure to clearly indicate, if true, that your imbalance positions are related to the use of the sales method to record oil revenues.

Mr. H. Roger Schwall
January 6, 2006

     Company Response:
     The Company’s imbalance positions are related to the use of the entitlement method to record natural gas revenues. The Company will modify its disclosure in its Form 10-K for the fiscal year ended December 31, 2005 as set forth in response to Comment 6 above to clarify that it uses the entitlement method to record natural gas revenues.
Oil and Gas Producing Activities, page 49
8.	Please disclose how you account for 3-D seismic costs. We note your related disclosure of 3-D seismic costs and how it is used in your business on page 6.
     Company Response:
     The Company will modify its disclosure under “Oil and Gas Producing Activities” in its Form 10-K for the fiscal year ended December 31, 2005 as follows:
“Geological and geophysical costs, including exploratory seismic studies, and the costs of carrying and retaining unproved acreage are expensed as incurred.”
9.	Please explain why you take into account the cost to abandon a well into your calculation of depreciation, depletion and amortization. Refer to paragraph 37 of SFAS 19 which was amended by SFAS 143.
     Company Response:
     Pursuant to paragraph 11 of SFAS 143, the Company capitalizes asset retirement costs upon the initial recognition of a liability for an asset retirement obligation. The Company then amortizes such asset retirement costs on a units-of-production basis over proved developed reserves. In accordance with paragraph 37 of SFAS 19, the Company reduces the carrying amounts of its oil and gas assets by their estimated residual salvage values when computing amortization and depreciation rates.
Note 3 — Investment in Partnerships, page 52
10.	We note your obligation to assume losses of partnerships that serve as the general partner. Please explain why you have not consolidated these entities. Refer to EITF 04-05.
     Company Response:
     With respect to the Company’s investments in limited partnerships in which the Company serves as general partner, the activities of all such partnerships are limited to producing and exploring for crude oil and natural gas. Therefore, the Company accounted for its investments in these limited partnerships using the pro rata method of consolidation pursuant to the consensus reached by the Task Force in paragraph 4 of EITF 00-1. The Company noted in paragraph 3 of the

Mr. H. Roger Schwall
January 6, 2006

draft abstract in Appendix 04-5A of EITF 04-5 that Issue No. 04-5 was not intended to change current guidance in EITF 00-1 as to when it is appropriate for a general partner to use the pro rata method of consolidation for investments in a limited partnership in an extractive industry.
     The Company also notes for the Staff’s information that in June 2005 the Company increased its ownership interest in all three of the aforementioned limited partnerships to 100% and then subsequently liquidated the partnerships.
Note 5 — Long-Term Debt
Interest Rate Swap, page 55
11.	We note your disclosure that indicates your interest rate swap agreement meets the conditions to qualify for the “short cut” method of assessing effectiveness. Please provide us with an analysis supporting your conclusion that addresses the conditions outlined in Paragraph 68a to h, of SFAS 133.
     Company Response:
     The following is the Company’s analysis supporting its conclusion that the interest rate swap agreement meets the conditions outlined in Paragraphs 68a to h of SFAS 133 to qualify for the “short cut” method of assessing effectiveness:
•	Condition A: The notional amount of the swap ($75 million) matches the principal amount of the interest bearing liability being hedged. In this regard, the match is to the principal amount of $75 million of 7.25% senior subordinated notes that cannot be called prior to May 2008 and is not intended to be purchased in the open market at any time during the term of the debt to May 2012.
•	Condition B: The fair value of the interest rate swap at inception is zero. This condition is met because the Company is not paying any fees to execute the interest rate swap transaction.
•	Condition C: The formula for computing net settlements under the interest rate swap is the same for each net settlement. This condition is met because the formula does not change. The fixed rate under the senior subordinated notes does not change during the term of the agreement and the variable rate paid under the swap agreement is based on the same index (six month LIBOR) with a fixed margin over the term of the swap.
•	Condition D: The senior subordinated notes are not prepayable, except for embedded call options where the interest rate swap has mirror-image call options. This condition is met because the embedded call options in the debt instrument match the mirror-image embedded call options in the swap as to maturities, notional amounts, timing, frequency of payments and call dates. The Company is the writer of one call option and the holder of the other call option.

Mr. H. Roger Schwall
January 6, 2006

•	Condition DD: The six month LIBOR index matches the benchmark interest rate designated as being hedged.

•	Condition E: All other terms are typical to such instruments and do not invalidate the assumption of no ineffectiveness.

•	Condition F: The expiration date of the swap matches the maturity date of the senior subordinated notes.

•	Condition G: There is no floor or cap on the variable interest rate of the swap.

•	Condition H: The interval between repricings (six months or less) of the variable interest rate swap is frequent enough to justify the assumption that the variable payment or receipt is at a market rate.
Note 11 — Disclosures About Oil and Gas Producing Activities (Unaudited), page 61
12.	Indicate, if true, true that your reserve quantity estimates have been determined using the year end price. If not, please indicate how you determine the price to use.
     Company Response:
     The Company’s reserve quantity estimates have been determined using the respective year end prices for each of the years presented.
Engineering Comments
Disclosures about Oil and Gas Producing Activities (Unaudited), page 62
13.	Please submit to us the petroleum engineering reports — in hard copy and electronic spreadsheet format — you used as the basis for the disclosed proved reserves of your 2 largest 2004 acquisitions — Permian Basin Properties and Equity Oil Company. The report should include:
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c)	Individual income forecasts for each acquisition’s two largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the six PUD projects;

Mr. H. Roger Schwall
January 6, 2006

d)	Engineering exhibits (e.g. base maps, rate/time plots, volumetric calculations) for each of these eight largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest four developed properties.
e)	Maps for PUD property that identify existing well and PUD locations as well as producing status. You may contact us for assistance in this or any other matter.
     Company Response:
     The Company is supplementally submitting the above-requested engineering reports directly to Mr. Ronald Winfrey of the Staff by overnight courier to arrive on January 9, 2006.
14.	Please reconcile to us the difference between the 2004 line item for purchases of minerals in place — 428 BCFE — and the sum of your acquisitions’ proved reserves — 436 BCFE — on pages 59 and 60.
     Company Response:
     The 428 Bcfe in the 2004 line items for purchases of minerals in place is based on estimated proved reserves on the closing dates of the acquisitions. The 436 Bcfe sum of the proved reserves from acquisitions is based on estimated proved reserves on the respective effective dates of the acquisitions, which is typically an earlier date than the closing dates of the acquisitions, thus resulting in a difference in proved reserves. This difference in reserve quantities relates to oil and gas quantities produced between the effective date of the acquisitions and their respective closing dates.
* * *
     As requested, when the Company requests acceleration of the effective date of the amended Registration Statement on Form S-4, the Company will furnish a letter to the Commission acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
January 6, 2006

     If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 297-5642 or Paul J. Jones of Foley & Lardner LLP at (414) 297-5553.

Very truly yours,
/s/ John K. Wilson

Enclosure

cc:	Jason Wynn
Kevin Stertzel
Jill Davis
Ronald Winfrey
U.S. Securities and Exchange Commission
James J. Volker
Michael J. Stevens
Brent Jensen
Bruce R. DeBoer
Whiting Petroleum Corporation
Benjamin F. Garmer, III
Paul J. Jones
Foley & Lardner LLP
(all w/enc.)